

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2010

Irina Goldman
President
Avenue South Ltd.
5 Victory Road
Suffern, New York 10901

> **Re: Avenue South Ltd.**
> **Registration Statement on Form S-1**
> **Filed July 28, 2010**
> **File No. 333-168346**

Dear Ms. Goldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 6

1. We note that for the year ended March 2010, you sold your entire inventory to your major customer and that for the three months ended June 30, 2010, you sold approximately $20,000 of your products to this major customer. We further note your statement on page 12 that if your major customer ceases "distribution of [y]our products, then [y]our sole source of distribution will be through your website, which has not generated any significant revenue to date." Please add a risk factor to disclose the risks associated with your dependence on a major customer.

Our success depends on the continuing efforts of . . ., page 7

2. We note your disclosure on page 2 that the loss of Ms. Ngai may result in the loss of your major customer. Please describe the relationship between Ms. Ngai and your major customer to clarify why you may lose your major customer if Ms. Ngai leaves the company.

Determination of Offering Price, page 11

3. Please describe the factors you considered in determining the $0.05 share price. See Item 505 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Recent Developments, page 12

4. Please briefly describe the liquidated damages provisions set forth in Section 1.1(iv) of the registration rights agreement, and if the company is currently required to issue any additional shares as a result of the liquidated damages provisions, please disclose.

Principal Factors Affecting our Financial Performance, page 12

5. You disclose you are dependent on a major customer and distributor based in Hong Kong. Please expand your disclosure to also indicate the extent to which your product line is composed of imported products or products drop-shipped from vendors outside the United States to enable investors to better understand your operations and the factors that may affect your financial performance.

Management, page 20

Directors and Executive Officers, page 20

6. Please expand your description of Ms. Ngai's business experience to specify her principal occupation and employment during the past five years. For example, please state when Ms. Ngai was employed by Maxfirm Industrial Ltd. and the position(s) held while there. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 23

7. Please provide the information required by Item 404 of Regulation S-K with respect to the July 6, 2007 and December 17, 2008 transactions with Ms. Goldman.

8. We note that debt to related parties totaled $112,210, which included $77,235 due to Ms. Goldman and $34,975 due to Ms. Ngai. If evidenced in writing, please file these loan agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Promoters and Certain Control Persons, page 24

9. It appears that Ms. Goldman and Ms. Ngai are promoters as defined in Rule 405 of Regulation C. Please revise your disclosure accordingly.

Selling Stockholders, page 24

10. In the footnotes to your selling stockholder table, please identify clearly the natural person(s) who have or share voting or investment power over the common stock held by Fuseta Limited, All Good Foundation Limited, and Aplus & Partners Corporate Services Limited. See Regulation S-K Compliance and Disclosure Interpretations, Section 140. Item 507 — Selling Security Holders, Question 140.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

11. We note your statement that none of the selling stockholders has any "family relationships" with your officers, directors or controlling stockholders. Please disclose the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with the registrant or any of its predecessors or affiliates, including Avenue South, Inc. See Item 507 of Regulation S-K. If Chor Ying Ngai, Kwai Chun Ngai or Chi Chun Ngai are related to Fung Chun Ngai, your officer and director, please disclose.

Description of Capital Stock, page 26

12. We note your statement that "[a]ll of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable." Please either include counsel's consent to the prospectus discussion of the legal opinion in Exhibit 23.2 or remove this statement from your filing.

Plan of Distribution, page 27

13. We note your statement that shares sold by your selling stockholders may be at "fixed or negotiated prices." Until a market develops for your stock, you must sell your shares at a fixed price. Please revise.

Notes to Consolidated Financial Statements, page F-18

2. Summary of Significant Accounting Policies, page F-18

14. We note your major customer and principal distributor at this time is located in Hong Kong and one of your two officers is based in Hong Kong. Please advise us if you have any foreign currency transactions and what consideration was given to disclosing your accounting policy for foreign currency matters. Please refer to FASB ASC 830.

Revenue Recognition, page F-19

15. We note your disclosure that customers do not have a general right of return. However, on page one, paragraph three, you state customers have a 30 day right of return on

products. Please clarify your return policy and revise your disclosure for consistency. To the extent your customers have a 30 day right of return please explain whether returns have been significant.

16. We note you report revenues gross, without regards to payment to suppliers who drop-ship inventory directly to your customers. We also note it is your intention not to hold inventory. To help us better understand your business please explain whether you act as a principal in supplying your customers with your products. Explain whether you take ownership of your inventory and whether you bear the risk of loss for collection, delivery and returns. Please refer to FASB ASC 605-45-45.

5. Due to a Stockholder, page F-20

17. You disclose here that a major stockholder advanced $112,210 to you for future operations, whereas on page 23 you disclose $77,235 was loaned by the major stockholder, Ms. Goldman, and $34,975 was loaned by Ms. Ngai, an officer and director. Please revise your disclosure as appropriate for consistency.

Outside Back Cover Page

18. Please provide the dealer prospectus delivery obligation statement on the outside back cover of your prospectus. See Item 502(b) of Regulation S-K.

Exhibits, page II-2

19. Please file Exhibit 23.1 as a separate exhibit rather than including within the registration statement. See Item 601(b)(23) of Regulation S-K.

20. Please revise your exhibit list to reflect that the consent of Law Offices of Gary R. Henrie is filed separately as Exhibit 23.2 rather than included in Exhibit 5.

Undertakings

21. Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. See Securities Act Compliance and Disclosure Interpretations, Section 229. Rule 430.C, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Signatures

22. Please indicate in the second paragraph the date the registration statement was signed by Ms. Goldman and Ms. Ngai.

23. Please identify the officer who is your principal financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter Sarkesian, Esq.
        Hardy, Lewis & Page, P.C.